International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP
United Kingdom
Mr William Choi, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
United States of America
30 March 2007
International Power plc — Form 20-F for the Year Ended 31 December 2005
Filed 30 June 2006
File No. 1-13644
Dear Mr Choi
In response to your letter dated 22 January 2007, we have set out below our response to the matter you have raised, together with additional background and explanations to our response where appropriate. We have discussed the contents of both your letter and our response with our legal advisers, Clifford Chance LLP, and our auditors, KPMG Audit Plc.
We have considered your request to “please make revisions to your operating and financial review as necessary to remove any discussion of non-GAAP measures excluding “exceptional item”” and have set out below how we propose to make amendments to our disclosures in future filings. We discuss each of our proposed amendments in turn.
Operating and Financial Review
In our operating and financial review, references to measures excluding “exceptional items” appear as headings in our regional reviews (pages 31 to 36);
And within the following sections:
•	“Additional segmental information” (page 37);

•	“Reconciliation of segment result between IFRS and alternative presentational format” (page 37); and

•	“Effective tax rate and interest cover ratio (pre-exceptional items)” (page 38).

Additional segment information
We propose to exclude this supplemental table from future filings as it is not required.
Reconciliation of segment result between IFRS and alternative presentational format
We propose to exclude this supplemental table from future filings as it is not required.
Regional Reviews
In the regional reviews on pages 31 to 36 we currently disclose a table for each region which shows:
Profit/(loss) from operations (pre-exceptional items)
Exceptional items
Profit/(loss) from operations
In future filings, we propose to reverse the order of presentation of the tables on the following basis:
Profit/(loss) from operations
Exceptional items
Profit/(loss) from operations (excluding exceptional items)
Our proposal is to discuss the performance of each region by explaining the variance in profit from operations between years. Our discussion will also address each exceptional item so that any variance in profit/(loss) from operations (excluding exceptional items) is also identified. We believe it is necessary to separately identify and to discuss these exceptional items within the Operating and Financial Review, by virtue of their size or incidence, in order to assist readers to understand the underlying business performance.
Notwithstanding our previously-expressed view as to the compliance of pre-exceptional measures with IAS 1, we shall continue to provide the disclosures required by Item 10 (e)(1)(A)-(D) as follows:
•	a presentation with equal prominence of total and pre-exceptional amounts and a reconciliation between such amounts;
•	a description of the nature of exceptional items and why management considers them to be exceptional; and
•	why management believes the presentation of these measures provides useful information to investors.
Effective tax rate and interest cover ratio (pre-exceptional items)
We propose adding an additional table, before the existing table, which reconciles from “profit from operations” to “profit attributable to the equity holders”. This table will then provide the reader with the impacts of tax on total result in addition to the table previously presented, which excludes the non-recurring material items.
We propose to adopt the above changes in future filings.
Yours sincerely
/s/ MD Williamson
MD Williamson
Chief Financial Officer
Encl.